Appalachian Soccer Group LLC

FINANCIAL STATEMENTS

December 31, 2020

These financial statements have not been subjected to an audit or review or compilation engagement and no assurance is provided on them. These Financial statements omit substantially all disclosures.

Appalachian Soccer Group LLC

Profit and Loss

January - December 2020

Accrual Basis

	TOTAL
Income	
Sales	114,612.00
Total Income	**$114,612.00**
Cost of Goods Sold	
Shipping	4,359.00
Total Cost of Goods Sold	**$4,359.00**
GROSS PROFIT	**$110,253.00**
Expenses	
Accounting	37.50
Annual League Dues	5,500.00
Apparel	2,500.00
Branding	10,000.00
Chamber Dues	310.00
Expansion Fee	18,000.00
Line of Credit	1,000.00
Merchandise	15,346.00
Office Supplies & Software	344.00
Paper Statement Fee	5.00
Stickers	446.00
Taxes & Licenses	590.00
Website	1,144.00
Wire Transfer Fee	65.00
Total Expenses	**$55,287.50**
NET INCOME	**$54,965.50**

These financial statements have not been subjected to an audit or review or compilation engagement and no assurance is provided on them. These Financial statements omit substantially all disclosures.

Appalachian Soccer Group LLC

Balance Sheet

As of December 31, 2020

	Accrual Basis TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking Account	54,965.50
Total Bank Accounts	**$54,965.50**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$54,965.50**
TOTAL ASSETS	**$54,965.50**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Retained Earnings	0.00
Net Income	54,965.50
Total Equity	**$54,965.50**
TOTAL LIABILITIES AND EQUITY	**$54,965.50**

These financial statements have not been subjected to an audit or review or compilation engagement and no assurance is provided on them. These Financial statements omit substantially all disclosures.

Appalachian Soccer Group LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	54,965.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$54,965.50**
NET CASH INCREASE FOR PERIOD	**$54,965.50**
CASH AT END OF PERIOD	**$54,965.50**

These financial statements have not been subjected to an audit or review or compilation engagement and no assurance is provided on them. These Financial statements omit substantially all disclosures.

Appalachian Soccer Group LLC

Statement of Member's Equity

	Playbook Management International LLC Member Equity	Youth College Professional Management LLC Member Equity	919 Sports Management LLC Member Equity	3100 Sports LLC Member Equity	Alfredo Alvarez Member Equity
Member's Equity, Sept 4, 2020 (Inception)	0.00	0.00	0.00	0.00	0.00
Member's Contributions	0.00	0.00	0.00	10,000.00	10,000.00
Member's Distributions	0.00	0.00	0.00	0.00	0.00
Net Income	(4,508.00)	(4,511.00)	(752.00)	(752.00)	(752.00)
Member's Equity Dec 31, 2020	**(4,508.00)**	**(4,511.00)**	**(752.00)**	**9,248.00**	**9,248.00**

Appalatian Soccer Group LLC

Statement of Member's Equity

Booneshine Brewing Company Inc Member Equity	Benjamin & Blythe Parker Member Equity	Josh & Angela Honeycutt Member Equity	Michael & Jamie Raymond Member Equity	Stephen & Kelly Sinanian Member Equity	Total Member Equity
0.00	0.00	0.00	0.00	0.00	0.00
10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	70,000.00
0.00	0.00	0.00	0.00	0.00	0.00
(752.00)	(752.00)	(752.00)	(752.00)	(752.00)	(15,035.00)
9,248.00	**9,248.00**	**9,248.00**	**9,248.00**	**9,248.00**	**54,965.00**

Appalachian Soccer Group LLC
NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2020
Year to Date Financials through November 30, 2021
Year to Year Comparison through November 30,2021

1. ORGANIZATION AND PURPOSE
Appalachian Soccer Group LLC (the "Company"), is a Limited Liability Company organized under the laws of the State of North Carolina. Appalachian FC is a minor league soccer team playing in the National Premier Soccer League and derives revenue from Sponsorships, Season Seat Sales, Individual Game Ticket Sales, Advertising, Merchandise and ancillary revenues from Tryouts, Camps & other Soccer Programming.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting
The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year
The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents
Cash and cash equivalents include cash and. For the fiscal years ended December 31, 2020 and current year through November 30, 2021; the Company's cash positions include its operating bank account. Appalachian Soccer Group LLC. NOTES TO THE FINANCIAL STATEMENTS Fiscal Years Ended December 31, 2020 and through November 30, 2021

d) Legal Fees
Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT
The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.